UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 5

ROCKET FUEL INC.

(Name of Subject Company (Issuer))

FUEL ACQUISITION CO.

SIZMEK INC.

(Name of Filing Persons (Offerors))

VECTOR SOLOMON HOLDINGS (CAYMAN), L.P.

VECTOR CAPITAL IV, L.P.

VECTOR CAPITAL V, L.P.

(Name of Filing Persons (Others))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

773111109

(CUSIP Number of Class of Securities)

Mark Grether

Sizmek Inc.

500 West Fifth Street, Suite 900

Austin, Texas 78701

(512) 469-5900

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Jeffrey B. Golden

Joshua M. Zachariah

Kirkland & Ellis LLP

555 California Street

Suite 2700

San Francisco, CA 94104

(415) 439-1400

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$125,474,916.18	$14,542.54

(1)	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 46,969,168 shares of common stock, par value $0.001 per share, at an offer price of $2.60 per share. The transaction value also includes (i) 1,168,812 shares issuable pursuant to outstanding stock option grants with an exercise price of less than $2.60 per share, which is calculated by (x) multiplying the number of shares underlying such options at each exercise price therefor by an amount equal to $2.60 minus such exercise price and (y) dividing such product by the offer price of $2.60 per share, (ii) 6,759 shares of restricted stock, and (iii) restricted stock units representing the right to receive up to 1,728,167 shares of common stock, in each case, multiplied by the offer price of $2.60 per share. The calculation of the filing fee is based on information provided by Rocket Fuel Inc. as of July 14, 2017.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2017, issued August 31, 2016, by multiplying the transaction value by 0.0001159.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $14,542.54	Filing Party: Fuel Acquisition Co.
Form of Registration No.: Schedule TO	Date Filed: August 2, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 5 (this “Amendment”) to the Tender Offer Statement on Schedule TO (together with this Amendment and any other amendments and supplements thereto, the “Schedule TO”) is being filed by (i) Sizmek Inc., a Delaware corporation (“Parent”), (ii) Fuel Acquisition Co., a Delaware corporation and a wholly–owned subsidiary of Parent (“Purchaser”), (iii) Vector Solomon Holdings (Cayman), L.P., a Cayman Islands limited partnership, an affiliate of each of Parent and Purchaser (“Solomon L.P.”), (iv) Vector Capital IV, L.P., a Delaware limited partnership, an affiliate of each of Parent and Purchaser (“VC IV”), and (v) Vector Capital V, L.P., a Delaware limited partnership, an affiliate of each of Parent and Purchaser (“VC V”). The Schedule TO relates to the tender offer for all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Rocket Fuel Inc., a Delaware corporation (the “Company”), at a price of $2.60 per Share, net to the seller in cash without interest and less any applicable withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated August 2, 2017 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.”

Except as otherwise indicated in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 in the Schedule TO, and is supplemented by the information specifically provided in the Schedule TO.

Items 1 through 9 and Item 11.

The Offer and withdrawal rights expired at 12:00 midnight, New York City time, at the end of the day September 5, 2017. The Depositary has advised Parent and Purchaser that, as of the expiration of the Offer, a total of 33,361,649 Shares had been validly tendered into and not withdrawn from the Offer (not including 2,437,573 Shares tendered pursuant to notices of guaranteed delivery), representing approximately 71% of the currently outstanding Shares. The number of Shares validly tendered and not properly withdrawn pursuant to the Offer satisfies the Minimum Condition. All conditions to the Offer having been satisfied, Purchaser has accepted for payment and is promptly paying for all Shares validly tendered into and not properly withdrawn from the Offer.

As a result of its acceptance of the Shares tendered in the Offer, Purchaser has acquired sufficient Shares so that the Merger can close without the affirmative vote of the stockholders of the Company pursuant to Section 251(h) of the DGCL. Accordingly, Parent and Purchaser intend to effect the Merger pursuant to Section 251(h) of the DGCL. The merger is expected to be completed today. In the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by Parent, Purchaser or the Company (as treasury stock), any subsidiary of Parent or the Company, or by any stockholder of the Company who or which is entitled to and properly demands and perfects appraisal of such Shares pursuant to, and complies in all respects with, the applicable provisions of Delaware law) will convert automatically into the right to receive an amount of cash equal to the Per Share Amount. All Shares that were converted into the right to receive the Per Share Amount shall be canceled and cease to exist. Following the Merger, all Shares will be delisted from the Nasdaq and deregistered under the Exchange Act.

The full text of the press release issued on September 6, 2017, announcing the expiration and results of the Offer is attached as Exhibit (a)(5)(S) to the Schedule TO and is incorporated herein by reference.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(S)	Joint Press Release issued by the Company and Parent on September 6, 2017.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FUEL ACQUISITION CO.

By	/s/ Mark Grether
Name:	Mark Grether
Title:	President and Chief Executive Officer
Date:	September 6, 2017

SIZMEK INC.

By	/s/ Mark Grether
Name:	Mark Grether
Title:	President and Chief Executive Officer
Date:	September 6, 2017

VECTOR SOLOMON HOLDINGS (CAYMAN), L.P.

By	Vector Capital Partners IV, L.P.
Its:	General Partner

By	Vector Capital, Ltd.
Its:	General Partner

By	/s/ David Baylor
Name:	David Baylor
Title:	Director
Date:	September 6, 2017

By	Vector Capital, L.L.C.
Its:	General Partner

By	/s/ David Baylor
Name:	David Baylor
Title:	Chief Operating Officer
Date:	September 6, 2017

VECTOR CAPITAL IV, L.P.

By	Vector Capital Partners IV, L.P.
Its:	General Partner

By	Vector Capital, Ltd.
Its:	General Partner

By	/s/ David Baylor
Name:	David Baylor
Title:	Director
Date:	September 6, 2017

By	Vector Capital, L.L.C.
Its:	General Partner

By	/s/ David Baylor
Name:	David Baylor
Title:	Chief Operating Officer
Date:	September 6, 2017

VECTOR CAPITAL V, L.P.

By	Vector Capital Partners V, L.P.
Its:	General Partner

By	Vector Capital V, Ltd.
Its:	General Partner

By	/s/ David Baylor
Name:	David Baylor
Title:	Director
Date:	September 6, 2017

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated August 2, 2017.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement as published in the New York Times on August 2, 2017.*

(a)(5)(A)	Joint Press Release issued by the Company and Parent on August 2, 2017.*

(a)(5)(B)	Press Release issued by the Company on July 18, 2017 (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K of Rocket Fuel filed with the Securities and Exchange Commission on July 18, 2017).*

(a)(5)(C)	Press Release issued by Purchaser and Parent on July 18, 2017 (incorporated by reference to Exhibit 99.1 to Purchaser’s and Parent’s Schedule TO-C filed by Purchaser and Parent with the Securities and Exchange Commission on July 18, 2017, which is incorporated by reference herein).*

(a)(5)(D)	Blog Post by Parent (incorporated by reference to Exhibit 99.2 to Purchaser’s and Parent’s Schedule TO-C filed by Purchaser and Parent with the Securities and Exchange Commission on July 18, 2017, which is incorporated by reference herein).*

(a)(5)(E)	Presentation Slides for All-Hands Meeting dated July 18, 2017 (incorporated by reference to Exhibit 99.3 to Purchaser’s and Parent’s Schedule TO-C filed by Purchaser and Parent with the Securities and Exchange Commission on July 18, 2017, which is incorporated by reference herein)*

(a)(5)(F)	Frequently Asked Questions dated July 18, 2017 (incorporated by reference to Exhibit 99.4 to Purchaser’s and Parent’s Schedule TO-C filed by Purchaser and Parent with the Securities and Exchange Commission on July 18, 2017, which is incorporated by reference herein)*

(a)(5)(G)	Talking Points for Conversations with Clients dated July 18, 2017 (incorporated by reference to Exhibit 99.5 to Purchaser’s and Parent’s Schedule TO-C filed by Purchaser and Parent with the Securities and Exchange Commission on July 18, 2017, which is incorporated by reference herein)*

(a)(5)(H)	Email to Employees of Parent (incorporated by reference to Exhibit 99.6 to Purchaser’s and Parent’s Schedule TO-C filed by Purchaser and Parent with the Securities and Exchange Commission on July 18, 2017, which is incorporated by reference herein)*

Exhibit No.	Description

(a)(5)(I)	Email to Customers and Partners of Parent (incorporated by reference to Exhibit 99.7 to Purchaser’s and Parent’s Schedule TO-C filed by Purchaser and Parent with the Securities and Exchange Commission on July 18, 2017, which is incorporated by reference herein)*

(a)(5)(J)	Post All-Hands Meeting Email to Employees of Parent (incorporated by reference to Exhibit 99.8 to Purchaser’s and Parent’s Schedule TO-C filed by Purchaser and Parent with the Securities and Exchange Commission on July 18, 2017, which is incorporated by reference herein)*

(a)(5)(K)	Class Action Complaint dated August 4, 2017 (Stephen Bushansky and Mendel Zaks v. Rocket Fuel Inc., et al., Case No. 3:17-cv-04454).*

(a)(5)(L)	Class Action Complaint dated August 7, 2017 (Adryan Haines v. Rocket Fuel Inc., et al., Case No. 5:17-cv-04473).*

(a)(5)(M)	Class Action Complaint dated August 7, 2017 (Louis Scarantino v. Rocket Fuel Inc., et al., Case No. 3:17-cv-04489).*

(a)(5)(N)	Class Action Complaint dated August 8, 2017 (Damin Wen v. Rocket Fuel Inc., et al., Case No. 3:17-cv-04509).*

(a)(5)(O)	Class Action Complaint dated August 11, 2017 (Arnab Debnath v. Rocket Fuel Inc., et al., Case No. 3:17-cv-04615).*

(a)(5)(P)	Class Action Complaint dated August 11, 2017 (Federman v. Rocket Fuel et al. (Case 3:17-cv-04651).*

(a)(5)(Q)	Class Action Complaint dated August 15, 2017 (The George Shahinian Trust v. Rocket Fuel Inc., et al., Case No. 5:17-cv-04707).*

(a)(5)(R)	Press Release issued by Purchaser and Parent on August 29, 2017.*

(a)(5)(S)	Joint Press Release issued by the Company and Parent on September 6, 2017.

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of July 17, 2017, by and among the Company, Purchaser and Parent (incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K of the Company filed with the Securities and Exchange Commission on July 18, 2017).*

(d)(2)	Confidentiality Agreement, dated March 22, 2017, between the Company and Vector Capital Management, L.P.*

(d)(3)	Exclusivity Agreement, dated as of June 6, 2017, between Rocket Fuel Inc. and Sizmek Inc.*

(d)(4)	Exclusivity Extension Agreement, dated as of July 7, 2017 between Rocket Fuel Inc. and Sizmek Inc.*

(d)(5)	Second Exclusivity Extension Agreement, dated as of July 16, 2017 between Rocket Fuel Inc. and Sizmek Inc.*

(d)(6)	Equity Commitment Letter, dated as of July 17, 2017, from VC IV to Parent.*

(d)(7)	Tender and Support Agreement, dated as of July 17, 2017, by and among Parent, Purchaser and MDV IX, L.P. and Martha M. Conway & Richard A Frankel TR UA 03/13/09 Conway Frankel Family Trust.*

(g)	None.

(h)	None.

*	Previously filed.